25003172

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70710

SEC Mail Processing
APR 02 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northbound Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9736 Rennes Lane
(No. and Street)

DelRey Beach,	FL	33446
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Silver	954-600-9052	scott@northboundsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS STE 800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT SILVER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NORTHBOUND SECURITIES LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

Christian Barrios
Notary Public
State of Florida
Comm# HH135507
Expires 5/27/2025

FLORIDA NOTARY ASSOCIATION SINCE 1978

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHBOUND SECURITIES LLC

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5(e) under the
Securities Exchange Act of 1934
For the Year January 1, 2024 through December 31, 2024
With Report of Independent Registered Public Accounting Firm
(Confidential Treatment Requested)

This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

Northbound Securities LLC

Index
December 31, 2024

Page(s)

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Northbound Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northbound Securities LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2023.
Century City, California
April 01, 2025

NORTHBOUND SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

ASSETS		
Cash	$	27,592
Clearing broker deposits		101,981
Receivable from clearing broker		23,179
Prepaid expenses		175
Intangible asset		1,180,000
TOTAL ASSETS	$	1,332,927

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	1,924
Due to related party		12,500
TOTAL LIABILITIES		14,424
MEMBER'S EQUITY		1,318,503
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,332,927

The accompanying notes are an integral part of these financial statements.

NORTHBOUND SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES		
Commissions	$	56,767
Order flow		2,084
Interest		245,946
Maintenance fees		144,564
Other		6
TOTAL REVENUES		449,367
EXPENSES		
Salary and payroll taxes		203,584
Clearing fees		186,770
Professional fees		42,516
Technology and communications		61,753
Occupancy		6,000
Regulatory expenses		43,480
Other expense		3,082
TOTAL EXPENSES		547,185
NET LOSS	$	(97,818)

The accompanying notes are an integral part of these financial statements.

NORTHBOUND SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

MEMBER'S EQUITY, JANUARY 1, 2024	$	1,316,321
Contributions		100,000
Net loss		(97,818)
MEMBER'S EQUITY, DECEMBER 31, 2024	$	1,318,503

The accompanying notes are an integral part of these financial statements.

NORTHBOUND SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (97,818)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Clearing brokers deposit	(51,981)
Receivable from clearing broker	124,926
Prepaid expenses	1,394
Accounts payable and accrued expenses	(8,810)
Due to related party	(11,000)
NET CASH USED IN OPERATING ACTIVITIES	(43,289)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Intangible asset	(60,000)
NET CASH USED IN INVESTING ACTIVITIES:	(60,000)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	100,000
NET CASH PROVIDED BY FINANCING ACTIVITIES:	100,000
NET DECREASE IN CASH	(3,289)
CASH, BEGINNING OF YEAR	30,881
CASH, END OF YEAR	$ 27,592
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Northbound Securities LLC (the "Company") was incorporated in the state of Florida on March 03, 2021. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company offers customers access to its clearings firm's order management system so they may enter self-directed trades in US listed or OTC equities including ETF's. It operates out of one office in Miami, Florida.

The Parent is committed to continue funding the operations of the Company to keep the Company Net Capital compliant at least through December 31, 2025.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue
Revenue recognition guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance requires an entity to follow a five-step model to (1) identify the contracts with a customer, (2) identify the performance obligations in the contract, (3) determining the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Fee Income
Maintenance Fee: Maintenance fee is imposed on clients who do not fund their accounts during the month. This implies a fee-for-service revenue model where the fee is recognized on a periodic basis.

Interest Income: The Company earns interest income on the balances of customer accounts that are introduced to a clearing broker-dealer. This interest is paid by the clearing broker-dealer to the Company and is recognized as income when it is earned, regardless of when it is received.

Payment for Order Flow (PFOF): The Company receives payment for order flow from executing broker-dealers, which is a form of compensation for directing orders to specific brokers for trade execution. This income is recognized on a per-share basis at the time the trade is made.

Fully Paid Securities Lending (FPSL) Fees: The Company earns fees from lending fully paid securities, which is an income stream from allowing the temporary transfer of the customer possession of the securities to borrowers, who are typically other traders or institutions. This revenue is presented within the "interest" line item in the Company's Statement of Operations.

2. Summary of Significant Accounting Policies – continued
Fee Income – continued

Commission Revenue: The Company generates revenue through commissions from referring client transactions in listed equities. This commission is recognized in the financial records when the service is completed, which aligns with the satisfaction of the performance obligation. The timing of recording the commission corresponds with the settlement date of securities transactions.

Generally Accepted Accounting Principles ("GAAP") requires securities transactions to be recorded on the trade date basis. The difference between trade date and settlement date are immaterial for the transactions in this period. All commission revenue recognized for the year ended December 31, 2024, was generated from transactions executed between January and March 2024.

Significant Judgments

Revenue from contracts with customers includes placement fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Accounts Receivables

Accounts receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established or the accounts will be charged to income when that determination is made by management. As of December 31, 2024, all receivables reported in the Statement of Financial Condition relate exclusively to the clearing broker.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Allowance for Credit Losses

The Company complies with ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments including due from broker and other receivables utilizing the CECL framework.

2. Summary of Significant Accounting Policies – continued
Allowance for Credit Losses – continued

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with due from broker and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

As of December 31, 2024, there was no allowance for credit losses. For the year ended December 31, 2024, there was no credit loss expense related to the allowance for credit losses or any recoveries of amounts previously charged reflected on the Statement of Operations.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company has no tax sharing agreement with the Parent and accordingly has no commitment to fund or receive amounts from any tax liabilities or benefits with earnings of the Company. The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2024, the IRS has not proposed any adjustment to the Company's tax position.

Intangible Assets
In September 2022, the Company entered into an agreement to purchase the customer accounts of a non-related party Broker-Dealer. The Company assumed no physical assets and no liabilities of the Seller were assumed. The Company's carrying value at December 31, 2022 was $1,100,000.

On May 28, 2023, the Company entered into an asset purchase agreement with Vestfi Inc., an affiliated broker dealer, for $20,000. The acquired assets primarily consisted of customer accounts. As a result of this purchase, the goodwill was valued at $20,000 as the purchase price provided the valuation for our intangibles. The Company considered this to be the best indicator of fair value for these intangible assets at the time.

2. Summary of Significant Accounting Policies – continued
Intangible Assets – continued

On April 19, 2024, the Company executed an agreement to purchase the customer accounts of MyWallSt Advisory LLC, a non-related party Broker-Dealer for $60,000. Consequently, we assessed the goodwill at $60,000, using the purchase price as the basis for valuing the intangible assets, as it was deemed the most reliable indicator of their fair value at December 31, 2024.

As part of its year-end financial reporting process, the Company evaluated the carrying amount of goodwill to assess any potential impairment as of December 31, 2024. Based on the results of this assessment, no impairment was identified with respect to the total goodwill balance of $1,180,000.

3. Transactions with Related Parties

The Company and Vest Studio ("Affiliate") share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Affiliate and reimbursed by the Company in accordance with an administrative services agreement. The Company had an intercompany payable to the Affiliate of $12,500.

4. Deposit with Clearing Broker

The Company maintains a clearing agreement with a broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit with the clearing broker. Such amount bears interest at current market rates. At December 31, 2024 the Company had $101,981 in clearing deposits.

5. Receivable from Clearing Broker

Pursuant to the clearing agreement, the Company introduces all its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. As of December 31, 2024, the Company had receivables from Clearing Broker of $23,179.

6. Regulatory Requirements

The Company, as a member of FINRA, is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8 to 1. At December 31, 2024 the Net Capital was $138,328 with excess net capital above the early warning requirement of $133,328. The Company's ratio of aggregate indebtedness to net capital was 0.104 to 1.

7. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM"), the CEO of the Company, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services (update name of segment) segment are the same as described in the organization and nature of business and summary of significant accounting policies.

8. Commitment and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

9. Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

10. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NORTHBOUND SECURITIES LLC

Schedule I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

NET CAPITAL	
Total Member's Equity	$ 1,318,503
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	
Prepaid expenses	175
Intangible asset	1,180,000
	1,180,175
Net Capital before haircuts	138,328
Haircuts	0
Net Capital	138,328
Less: Minimum net capital requirement is the greater of 6 ⅔ % of AI or $5,000	5,000
EXCESS NET CAPITAL	$ 133,328
AGGREGATE INDEBTEDNESS	$ 14,423
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.104 to 1

No material differences exist in net capital, as reported in the Company's most recently filed Part IIA (unaudited) FOCUS report as of December 31, 2024

See Report of Independent Registered Public Accounting Firm

NORTHBOUND SECURITIES LLC

Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2024

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Northbound Securities LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Northbound Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Northbound Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Northbound Securities LLC stated that Northbound Securities LLC met the identified exemption provisions throughout the year ended December 31, 2024 without exception. Northbound Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northbound Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
April 01, 2025

vest

Northbound Securities LLC
9736 Rennes Ln, Delray Beach
Fl 33446

Assertions Regarding Exemption Provisions

We, as members of management of Northbound Securities LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2024.

Northbound Securities LLC

By:

Scott Silver, CEO - FINOP
(Name, Title)